Exhibit 99.1

Medigus: Purex to Launch New COVID-19 Product Line on Amazon USA

The first COVID-19 related products Purex will sell will be a portable protection and sanitizer for mobile phones and a UV disinfection on-the-go sterilizer bag

OMER, Israel, October 30, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that it was informed by Purex Inc., a data-driven e-commerce company operating on the Amazon Marketplace, that it will launch a new line of COVID-19 related products on the Amazon Marketplace.

The first COVID-19 related products Purex will sell under its brand will be a portable protection and sanitizer for mobile phones and a UV disinfection on-the-go sterilizer bag. Initially, the products will be available for purchase on Amazon USA.

Medigus previously announced it has entered into e-commerce business by signing a definitive agreement to acquire a controlling interest in Smart Repair Pro and Purex, Inc. Pursuant to the agreement, Medigus will own 50.01% of the issued and outstanding share capital of each of the companies. The closing of the transactions contemplated in the definitive agreements are subject to customary closing conditions and is expected to close in the upcoming weeks.

Smart Repair Pro and Purex currently manage three successful brands on the Amazon Marketplace, offering a variety of products. According to initial information provided to Medigus, the companies’ revenues target for 2020 is approximately $3 million with a net profit of approximately 35%.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus Ltd. is using forward-looking statements when it discusses the potential launch and sale of COVID-19 related products by Purex on Amazon USA, and the potential closing of the acquisitions of Smart Repair Pro and Purex. These forward-looking statements represent Medigus' expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the closing of the Medigus acquisition of shares from the companies’ current shareholders, actual investment in the companies or the issuance of shares of the companies pursuant to such investment. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com